Fund Services $194,220 during the last fiscal year for performing these services for the Fund. The principal office of Virtus Fund Services is located at One Financial Plaza, Hartford, Connecticut 06103.

VIA acts as an investment adviser to mutual funds and as adviser to institutional clients. As of March 31, 2020, VIA managed approximately $27.6 billion billion in assets. For the fiscal year ended September 30, 2019, VIA was paid $852,449 in aggregate investment advisory fees, which includes $203,438 in fee advisory fees waived and/or expenses reimbursed, for its services with regard to the Fund.

VIA currently serves as investment adviser to the Virtus KAR Global Quality Dividend Fund ("Global Quality Dividend"), which is managed similarly to the Fund. As of March 31, 2020, Global Quality Dividend had assets of $31.5 million.

For the fiscal year ended September 30, 2019, VIA was paid $196,752 in aggregate investment advisory fees, which includes $77,683 in fee advisory fees waived and/or expenses reimbursed, for its services with regard to Global Quality Dividend.

George Aylward, Kevin Carr and Frank Waltman each serve as an officer of the Trust and as an officer of VIA. The other principal executive officers of VIA are: Michael Angerthal, Executive Vice President and Chief Financial Officer; David Fusco, Vice President and Chief Compliance Officer; David G. Hanley, Senior Vice President and Treasurer; and Wendy J. Hills, Executive Vice President, General Counsel and Assistant Clerk. The address of each such individual is c/o VIA, One Financial Plaza, Hartford, CT 06103.

For the fiscal year ended September 30, 2019, the Fund paid $102,732 in brokerage commissions. No brokerage commissions were paid by the Fund to any affiliated broker of VIA or KAR.

INFORMATION ABOUT KAYNE ANDERSON RUDNICK INVESTMENT MANAGEMENT, LLC

Kayne Anderson Rudnick Investment Management, LLC, a wholly owned indirect subsidiary of Virtus and an affiliate of VIA, is located at 1800 Avenue of the Stars, 2nd Floor, Los Angeles, California 90067. KAR acts as subadviser to mutual funds and as adviser institutions and individuals. KAR (together with its predecessor) has been in the investment advisory business for more than 70 years. As of September 30, 2019, KAR had approximately $30.2 billion in assets under management on a discretionary basis.

If the New Subadvisory Agreement is approved, the current Rampart portfolio managers, Michael Davis, Brendan R. Finneran, Robert F.

Hofeman, Jr. and Warun Kumar, will no longer serve as Portfolio Managers of the Fund. The following individual would be primarily responsible for the day-to-day management of the Fund's investments, and serve as portfolio manager of the Fund under the New Subadvisory Agreement:

- ***Richard Sherry, CFA.*** Mr. Sherry is a Portfolio Manager for large-capitalization portfolios and a Senior Research Analyst at KAR. Before joining KAR in 1995, Mr. Sherry was an operations/ marketing supervisor at Pilgrim Asset Management. He has approximately 25 years of investment industry experience.

The following persons serve as the principal executive officers of the Subadviser at the address for the Subadviser listed above and One Financial Plaza, Hartford, Connecticut 06103:

Name	Principal Occupation at KAR
Michael A. Angerthal	Executive Vice President and Chief Financial Officer
George R. Aylward	President
Douglas Foreman	Chief Investment Officer
Wendy J. Hills	Executive Vice President, General Counsel and Assistant Secretary
Michael Shoemaker	Chief Compliance Officer
Stephen Rigali	Executive Vice President
Jeannine Vanian	Chief Operating Officer

KAR currently serves as investment subadviser to the Virtus KAR Global Quality Dividend Fund, which has a similar investment objective and is managed similarly to the Fund.

Investment Strategies and Risk Changes

The Board believes that Fund shareholders can benefit from management of the Fund's assets by KAR through its experience managing equity income portfolios. The Board noted that the investment objective of the Fund will not change, but KAR would manage the Fund using slightly different investment strategies with similar risk factors. For example, Rampart pursues an options strategy for the Fund and if approved as subadviser, KAR would not utilize an options strategy. In addition, Rampart invests in securities and/or ETFs representing the S&P 500 Index; if approved as subadviser, KAR would invest in a diversified portfolio

portfolio of primarily high-quality, dividend-paying U.S. companies, typically medium to large capitalization companies. Following is a comparison of the Fund's investment strategies upon the change from Rampart to KAR:

Rampart	KAR
The Fund has investment objectives of capital appreciation and current income.	The Fund has investment objectives of capital appreciation and current income.
The fund seeks to achieve its investment objectives by investing in securities and/or Exchange Traded Funds ("ETFs") representing the S&P 500® Index. Allocations are based on a proprietary rules-based model that seeks to overweight those segments of the market that have experienced stronger recent relative performance.	The fund invests in a diversified portfolio of primarily high-quality, dividend-paying U.S. companies. The investment strategy emphasizes companies the subadviser believes to have a durable competitive advantage, strong management and low financial risk and to be able to grow over market cycles. The fund typically invests in the securities of medium to large capitalization companies, but it is not limited to investing in the securities of companies of any particular size. Under normal circumstances, the fund invests at least 80% of its assets in dividend paying equity securities. Generally, the fund invests in approximately 25 to 50 securities at any given time.
An options strategy is employed for the purpose of seeking to generate additional returns. The strategy utilizes index-based, out-of-the-money put and call credit spreads. The strategy is driven by the relationship between implied volatility, as measured by the CBOE Volatility Index® (VIX®), and the realized volatility of the S&P 500® Index. The strategy seeks to exploit pricing inefficiencies in the S&P 500® Index options market.	

Under KAR's management, the principal risk descriptions of the Fund would change to add **Limited Number of Investments Risk** and **Large Market Capitalization Companies Risk** as principal risks of the Fund:

Limited Number of Investments Risk.   Because the Fund has a limited number of securities, it may be more susceptible to factors adversely affecting its securities than a fund with a greater number of securities.

Large Market Capitalization Companies Risk.   The value of investments in larger companies may not rise as much as smaller companies, or larger companies may be unable to respond quickly to competitive challenges, such as changes in technology and consumer tastes.

The following principal risks of the Fund will remain as principal risks: **Equity Securities Risk, Redemption Risk, and Small and Medium Market Capitalization Risk**.

Market Volatility Risk will remain as a principal risk, but will be revised to read as follows:

Market Volatility Risk. The value of the securities in the Fund may go up or down in response to the prospects of individual companies and/or general economic conditions. Price changes may be short- or long-term. Local, regional or global events such as war, acts of terrorism, the spread of infectious illness or other public health issues, recessions, or other events could have a significant impact on the fund and its investments, including hampering the ability of the Fund's portfolio manager(s) to invest the fund's assets as intended.

The following principal risks of the Fund will be removed: **Derivatives Risk, Portfolio Turnover Risk, Fund of Funds Risk, Sector Focused Investing Risk, and Exchange-Traded Funds (ETFs) Risk.**

Basis for the Board's Recommendation

In evaluating, approving and recommending to the Fund's shareholders that they approve this proposal, the Board of Trustees requested and evaluated information provided by VIA and KAR which, in the Board's view, constituted information necessary for the Board to form a judgment as to whether entering into the New Subadvisory Agreement with KAR would be in the best interests of the Fund and its shareholders. Prior to making its final decision, the Independent Trustees met with their independent counsel to discuss the information provided.

In their deliberations, the Trustees did not identify any particular information that was all-important or controlling, and each Trustee may have attributed different weights to the various factors. In recommending that shareholders approve this proposal, the Trustees considered various factors, including:

- the nature, extent and quality of the services to be provided by KAR. The Trustees reviewed biographical information for the portfolio manager who would be providing services under the New Subadvisory Agreement and noted his depth of experience;

- the rate of the investment subadvisory fee that would be paid by VIA (and not the Fund) under the Subadvisory Agreement, and the advisory fee paid by the Fund, which would remain unchanged from the advisory fees paid under the Advisory Agreement;

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